UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	General Manager, Financial Accounting Dept.

Date:     June 3, 2016

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Matters Disclosed on the Internet Website in Relation to

the Convocation of the Ordinary General Meeting of Shareholders

Notes to Consolidated Financial Statements
Notes to Non-Consolidated Financial Statements

(From April 1, 2015 to March 31, 2016)

With regard to the information stated above, in accordance with laws, regulations and Article 25  of the Articles of Incorporation, it is disclosed by posting on the company’s website on the  Internet (http://www.smfg.co.jp/english/).

Sumitomo Mitsui Financial Group, Inc.

Notes to Consolidated Financial Statements

< Significant Accounting Policies for Preparing Consolidated Financial Statements >

The definitions for subsidiaries and affiliate companies are pursuant to Article 2 paragraph 8 of the Banking Act and Article 4-2 of the Order for Enforcement of the Banking Act.

Amounts less than one million yen have been rounded down.

1. Scope of consolidation

(1)	Consolidated subsidiaries 341 companies

Principal companies:

Sumitomo Mitsui Banking Corporation (“SMBC”)

SMBC Trust Bank Ltd.

Sumitomo Mitsui Finance and Leasing Company, Limited

SMBC Nikko Securities Inc.

SMBC Friend Securities Co., Ltd.

Sumitomo Mitsui Card Company, Limited

Cedyna Financial Corporation

SMBC Consumer Finance Co., Ltd.

The Japan Research Institute, Limited

THE MINATO BANK, LTD.

Kansai Urban Banking Corporation

Sumitomo Mitsui Banking Corporation Europe Limited

Sumitomo Mitsui Banking Corporation (China) Limited

SMBC Guarantee Co., Ltd.

SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2016 are as follows:

54 companies were newly included in the scope of consolidation as a result of their new establishment and for other reasons.

30 companies were excluded from the scope of consolidation due to liquidation and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company: SBCS Co., Ltd.

180 unconsolidated subsidiaries are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 63, paragraph 1, item 2 of the Companies Calculation Regulations.

Unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of financial position and results of operations of Sumitomo Mitsui Financial Group, Inc. (the “Company”) and its consolidated subsidiaries when excluded from the scope of consolidation.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method 5 companies

Principal company: SBCS Co., Ltd.

(2)	Affiliates accounted for by the equity method 54 companies

Principal companies:

PT Bank Tabungan Pensiunan Nasional Tbk

Sumitomo Mitsui Auto Service Company, Limited

Daiwa SB Investments Ltd.

Changes in the equity method affiliates in the fiscal year ended March 31, 2016 are as follows:

10 companies including ACLEDA Bank Plc. newly became equity method affiliates due to the acquisition of stocks and for other reasons.

1 company was excluded from the scope of equity method affiliates due to liquidation.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

180 unconsolidated subsidiaries that are not accounted for by the equity method are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 69, paragraph 1, item 2 of the Companies Calculation Regulations.

(4)	Affiliates that are not accounted for by the equity method

Principal company: Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statement of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities
1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks (including foreign stocks) in other securities are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets,” after deducting the amount that is reflected in the fiscal year’s earnings by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2), 1) above.
(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation
1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically 5 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage is estimated disposal value when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated, and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was 301,983 million yen.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(9)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(10)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(11)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(12)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit attributable to the respective fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15)	Lease transactions
1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(16)	Hedge accounting
1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(17)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(18)	Consumption taxes

National and local consumption taxes of the Company and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

<Changes in presentation>

In accordance with the provision set forth in Paragraph 39 of the “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, issued on September 13, 2013) and other relevant provisions, changes are made to the presentation of “Net income” and other relevant items, and “Minority interests” is changed to “Non-controlling interests” from the fiscal year ended March 31, 2016.

<Additional Information>

Effect of a change in the corporate income tax rule

In accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 15, 2016) and the “Act to Amend the Local Taxation Act, etc.” (Act No. 13, 2016) promulgated on March 29, 2016, the corporate income tax rate will be lowered from fiscal years beginning on or after April 1, 2016. Additionally, beginning from fiscal years starting on or after April 1, 2016, the use of tax loss carryforwards will be limited to the equivalent of 60% of taxable income before deducting tax loss carryforwards, and beginning from fiscal years starting on or after April 1, 2017, the use of tax loss carryforwards will be limited to the equivalent of 55% of taxable income before deducting tax loss carryforwards.

As a result of these changes, profit attributable to owners of parent decreased by 12,094 million yen and total accumulated other comprehensive income increased by 30,164 million yen.

<Notes to Consolidated Balance Sheet>

1.

Classifications of assets and liabilities in the consolidated balance sheet conform to the provisions of Ordinance for the Enforcement of the Banking Act (Ordinance of the Ministry of Finance No. 10 of 1982).

2.	Amounts less than one million yen have been rounded down.
3.	Japanese government bonds and other securities as a sub-account of “Securities” include 900 million yen of unsecured loan securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which some consolidated subsidiaries have the right to sell or pledge and the securities which some consolidated subsidiaries purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, 5,245,608 million yen of securities are pledged, and 3,152,831 million yen of securities are held in hand as of the consolidated balance sheet date.

4.	Bankrupt loans and non-accrual loans were 44,748 million yen and 594,077 million yen, respectively.

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96, paragraph 1, items 3 and 4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

5.	Past due loans (3 months or more) totaled 19,845 million yen.

“Past due loans (3 months or more)” are loans on which the principal or interest is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

6.	Restructured loans totaled 266,698 million yen.

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

7.	The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans was 925,370 million yen.

The amounts of loans presented in Notes 4 to 7 above are the amounts before deduction of reserve for possible loan losses.

8.

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. The Company’s banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value was 820,990 million yen.

9.	Assets pledged as collateral were as follows:

Unit: millions of yen
Assets pledged as collateral:
Cash and due from banks	75,954
Call loans and bills bought	433,224
Monetary claims bought	49,961
Trading assets	2,531,750
Securities	5,560,230
Loans and bills discounted	2,609,736
Lease receivables and investment assets	2,467
Tangible fixed assets	9,557
Other assets (installment account receivables, etc.)	135
Liabilities corresponding to assets pledged as collateral:
Deposits	39,403
Payables under repurchase agreements	448,908
Payables under securities lending transactions	3,307,827
Trading liabilities	430,159
Borrowed money	4,922,927
Other liabilities	28,710
Acceptances and guarantees	194,035

In addition, cash and due from banks of 12,731 million yen, trading assets of 13,026 million yen and securities of 6,284,022 million yen were pledged as collateral for cash settlements, margins of futures markets and certain other purposes.

Other assets include collateral money deposited for financial instruments of 873,964 million yen, surety deposits of 114,976 million yen, margins of futures markets of 47,015 million yen and other margins of 35,058 million yen.

10.

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 57,798,996 million yen and the amount of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time was 42,315,486 million yen.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

11.

SMBC and another consolidated subsidiary revaluated their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

A certain affiliate also revaluated its own land for business activities in accordance with the Act. The net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Another consolidated subsidiary and an affiliate:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3, paragraph 3 of the Act)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2, item 3, 4 or 5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

Another consolidated subsidiary and an affiliate:

Fair values were determined based on the values stipulated in Article 2, item 3 and 5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

12.	Accumulated depreciation on tangible fixed assets amounted to 977,479 million yen.
13.	Deferred gain on tangible fixed assets deductible for tax purposes amounted to 62,665 million yen.
14.	The balance of subordinated debt included in “Borrowed money” was 295,199 million yen.
15.	The balance of subordinated bonds included in “Bonds” was 2,142,286 million yen.
16.	The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, paragraph 3 of Financial Instruments and Exchange Act) in “Securities” was 2,004,096 million yen.

17. Stock options

(1)	Amount of stock options to be expensed in the fiscal year

General and administrative expenses	652 million yen
(2)	Amount of profit by non-exercise of stock options in the fiscal year

Other income	6 million yen
(3)	Outline of stock options and changes
1)	The Company

a. Outline of stock options

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Title and number of grantees	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 69	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 3 Directors, Corporate Auditors and Executive Officers of SMBC 67
Number of stock options (Note)	Common shares 102,600	Common shares 268,200	Common shares 280,500	Common shares 115,700
Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.

Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.

Requisite service period	From June 29, 2010 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2014
Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043

Date of resolution	July 30, 2014	July 31, 2015
Title and number of grantees	Directors of the Company 10 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 67	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 4 Directors, Corporate Auditors and Executive Officers of SMBC 68
Number of stock options (Note)	Common shares 121,900	Common shares 132,400
Grant date	August 15, 2014	August 18, 2015
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.
Requisite service period	From June 27, 2014 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2016
Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045

(Note)

     Number of stock options has been converted and stated as number of shares.

b. Stock options granted and changes

Number of stock options (Note)

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Before vested
Previous fiscal year-end	38,400	151,300	232,500	111,600
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	9,400	20,100	86,200	22,100
Outstanding	29,000	131,200	146,300	89,500
After vested
Previous fiscal year-end	58,800	110,500	44,600	3,700
Vested	9,400	20,100	86,200	22,100
Exercised	7,600	2,200	9,000	900
Forfeited	—	—	—	—
Exercisable	60,600	128,400	121,800	24,900

Date of resolution	July 30, 2014	July 31, 2015
Before vested
Previous fiscal year-end	121,600	—
Granted	—	132,400
Forfeited	800	—
Vested	11,100	—
Outstanding	109,700	132,400
After vested
Previous fiscal year-end	200	—
Vested	11,100	—
Exercised	700	—
Forfeited	—	—
Exercisable	10,600	—
(Note) Number of stock options has been converted and stated as number of shares.

Price Information
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Exercise price (yen)	1	1	1	1
Average exercise price (yen)	3,726	3,418	5,263	3,605
Fair value at the grant date (yen)	2,215	1,872	2,042	4,159

Date of resolution	July 30, 2014	July 31, 2015
Exercise price (yen)	1	1
Average exercise price (yen)	3,604	—
Fair value at the grant date (yen)	3,661	4,904

c. Valuation technique used for valuing fair value of stock options

Stock options granted in the fiscal year were valuated using the following valuation technique.

(i)	Valuation technique: Black-Scholes option-pricing model
(ii)	Principal parameters used in the option-pricing model

Date of resolution	July 31, 2015
Expected volatility (Note 1)	27.38%
Average expected life (Note 2)	4 years
Expected dividends (Note 3)	150 yen per share
Risk-free interest rate (Note 4)	0.05%

 (Notes)

1.	Calculated based on the actual stock prices during 4 years from August 19, 2011 to August 18, 2015.
2.	The average expected life could not be estimated rationally due to an insufficient amount of data. Therefore, it was estimated based on average assumption periods of directors of the Company and SMBC.
3.	Expected dividends are based on the expected dividends on common stock for the fiscal year ended March 31, 2016 of the date of grant.
4.	Japanese government bond yield corresponding to the average expected life.

d. Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

2)	A consolidated subsidiary, Kansai Urban Banking Corporation

a. Outline of stock options

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Title and number of grantees	Directors and employees 183	Directors 9	Officers not doubling as directors 14 Employees 46	Directors 10
Number of stock options (shares) (Note)	Common shares 46,400	Common shares 16,200	Common shares 11,500	Common shares 17,400
Grant date	July 29, 2005	July 31, 2006	July 31, 2006	July 31, 2007
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 30, 2007 to June 29, 2015	June 30, 2008 to June 29, 2016	June 30, 2008 to June 29, 2016	June 29, 2009 to June 28, 2017

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Title and number of grantees	Officers not doubling as directors 14 Employees 48	Directors 9 Officers not doubling as directors 16 Employees 45	Directors 11 Officers not doubling as directors 14 Employees 57
Number of stock options (shares) (Note)	Common shares 11,200	Common shares 28,900	Common shares 35,000
Grant date	July 31, 2007	July 31, 2008	July 31, 2009
Condition for vesting	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.
Exercise period	June 29, 2009 to June 28, 2017	June 28, 2010 to June 27, 2018	June 27, 2011 to June 26, 2019

(Note)	Number of stock options has been converted and stated as the number of shares in consideration of the reverse stock split to combine 10 common shares as one share, performed on October 1, 2014.

b. Stock options granted and changes

  Number of stock options (Note)

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Before vested (shares)
Previous fiscal year-end	—	—	—	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding	—	—	—	—
After vested (shares)
Previous fiscal year-end	22,600	6,200	5,700	7,800
Vested	—	—	—	—
Exercised	—	—	—	—
Forfeited	22,600	—	1,700	—
Exercisable	—	6,200	4,000	7,800

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Before vested (shares)
Previous fiscal year-end	—	—	—
Granted	—	—	—
Forfeited	—	—	—
Vested	—	—	—
Outstanding	—	—	—
After vested (shares)
Previous fiscal year-end	7,000	22,700	31,900
Vested	—	—	—
Exercised	—	—	—
Forfeited	1,900	2,700	3,100
Exercisable	5,100	20,000	28,800
(Note)	Number of stock options has been converted and stated as the number of shares in consideration of the reverse stock split to combine 10 common shares as one share, performed on October 1, 2014.

Price information

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Exercise price (yen)	3,130	4,900	4,900	4,610
Average exercise price (yen)	—	—	—	—
Fair value at the grant date (yen)	—	1,380	1,380	960

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Exercise price (yen)	4,610	3,020	1,930
Average exercise price (yen)	—	—	—
Fair value at the grant date (yen)	960	370	510

c. Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

3)	A consolidated subsidiary, THE MINATO BANK, LTD. (“MINATO”)

a. Outline of stock options

Date of resolution	June 28, 2012	June 27, 2013	June 27, 2014	June 26, 2015
Title and number of grantees	Directors 7 Officers 12	Directors 7 Officers 12	Directors 7 Officers 16	Directors 7 Officers 17
Number of stock options (shares) (Note)	Common shares 368,000	Common shares 334,000	Common shares 320,000	Common shares 200,000
Grant date	July 20, 2012	July 19, 2013	July 18, 2014	July 17, 2015
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director or executive officer of MINATO.
Requisite service period	June 28, 2012 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2013.	June 27, 2013 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2014.	June 27, 2014 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2015.	June 26, 2015 to the closing of the ordinary general meeting of shareholders of MINATO for the fiscal year ended March 31, 2016.
Exercise period	July 21, 2012 to July 20, 2042	July 20, 2013 to July 19, 2043	July 19, 2014 to July 18, 2044	July 18, 2015 to July 17, 2045

  (Note) Number of stock options has been converted and stated as number of shares.

b. Stock options granted and changes

  Number of stock options (Note)

Date of resolution	June 28, 2012	June 27, 2013	June 27, 2014	June 26, 2015
Before vested (shares)
Previous fiscal year-end	202,000	223,000	262,000	—
Granted	—	—	—	200,000
Forfeited	—	—	6,000	5,000
Vested	71,000	81,000	70,000	19,000
Outstanding	131,000	142,000	186,000	176,000
After vested (shares)
Previous fiscal year-end	143,000	105,000	46,000	—
Vested	71,000	81,000	70,000	19,000
Exercised	—	—	—	—
Forfeited	—	—	—	—
Exercisable	214,000	186,000	116,000	19,000

(Note) Number of stock options has been converted and stated as number of shares.

  Price information

Date of resolution	June 28, 2012	June 27, 2013	June 27, 2014	June 26, 2015
Exercise price (yen)	1	1	1	1
Average exercise price (yen)	—	—	—	—
Fair value at the grant date (yen)	132	166	181	309

c. Valuation technique used for valuing fair value of stock options

  Stock options granted in the fiscal year were valuated using the following valuation technique.

  (i)   Valuation technique: Black-Scholes option-pricing model

  (ii)  Principal parameters used in the option-pricing model and method of estimating the parameters

Date of resolution	June 26, 2015
Expected volatility (Note 1)	24.38%
Average expected life (Note 2)	2 years
Expected dividends (Note 3)	5 yen per share
Risk-free interest rate (Note 4)	0.005%

 (Notes)

1.	Calculated based on the actual stock prices during 2 years from July 18, 2013 to July 17, 2015.
2.	The average expected life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated based on average assumption periods of directors of MINATO.
3.	Expected dividends are based on the actual dividends on common stock for the fiscal year ended March 31, 2015.
4.	Japanese government bond yield corresponding to the average expected life.

d. Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

18.  Business combination

(Business combination through acquisition)

 The integration of Citibank’s retail banking business by SMBC Trust Bank

    SMBC Trust Bank Ltd. (“SMBC Trust”), a wholly owned subsidiary of SMFG, succeeded the retail banking business from Citibank Japan Ltd. (“Citibank”), a wholly owned subsidiary of Citigroup Inc., through the absorption-type split on November 1, 2015 (effective date). The outline of the business combination through acquisition is as follows:

(1)	Outline of the business combination
1)	Name of the acquired company and its business

Citibank Japan Ltd. (Retail banking business)

2)	Main reasons for the business combination

The acquisition is aimed at SMFG, through expansion of the customer base with the integration of retail customers acquired from Citibank; further strengthening of overseas operations through the acquisition of approximately 1 trillion yen in foreign currency deposits; and the sharing of expertise in various areas, including foreign currency investment management and marketing.

3)	Date of the business combination

November 1, 2015

4)	Legal form of the business combination

This is an absorption-type split in which SMBC Trust is the successor company.

5)	Name of the entity after the business combination

SMBC Trust Bank Ltd.

6)	Grounds for deciding on the acquirer

SMBC Trust allocated non-voting stocks to Citibank as the consideration of the acquisition.

(2)	Period of the acquired company’s financial result included in the consolidated statements of income of SMFG

From November 1, 2015 to March 31, 2016

(3)	Acquisition cost and consideration of the acquired business

Consideration	Non-voting stocks (900,000 shares)	45,000 million yen
Acquisition cost		45,000 million yen

Note that SMBC Trust allocated its non-voting stocks to Citibank and SMBC, a wholly owned subsidiary of SMFG, acquired them in cash.

(4)	Major acquisition-related costs

Advisory fees etc.,     286 million yen

(5)	Amount of goodwill, reason for recognizing goodwill, amortization method and the period

1)	Amount of goodwill

14,476 million yen

2)	Reason for recognizing goodwill

SMFG accounted for the difference between the acquisition cost and fair value of the acquired net assets on the date of the business combination as goodwill.

3)	Amortization method and the period

Straight-line method over 20 years

(6)	Amounts of assets and liabilities acquired on the date of the business combination
1)	Assets

Total assets:	2,407,085 million yen
Cash and due from banks:	2,296,106 million yen
2)	Liabilities

Total liabilities:	2,376,561 million yen
Deposits:	2,361,907 million yen

(7)	The amounts allocated to intangible fixed assets other than goodwill, breakdown by component and the weighted average amortization period by component

Intangible fixed assets, other than goodwill	36,807 million yen	(20 years)
Core deposits	27,487 million yen	(20 years)
Assets related to customers	9,320 million yen	(20 years)

(8)

Approximate amounts and their calculation method of impact on the consolidated statements of income for the fiscal year ended March 31, 2016, assuming that the business combination had been completed at the beginning of the fiscal year

The approximate amounts have not been disclosed since they are immaterial.

<Notes to Consolidated Statement of Income>

1.	Classifications of income and expenses in the consolidated statement of income conform to the provisions of Enforcement Ordinance of the Banking Act (Ministry of Finance Ordinance No. 10 of 1982).
2.	Amounts less than one million yen have been rounded down.
3.	“Other” in the “Other income” included gains on sales of stocks and other securities of 100,302 million yen.
4.

“Other in the other expenses” included write-off of loans of 74,180 million yen, equity in losses of affiliates of 36,196 million yen and provision for reserve for losses on interest repayment of 140,264 million yen.

5.

The difference between the recoverable amount and the book value of the following assets is recognized as “Losses on impairment of fixed assets” and included in “Extraordinary losses” in the fiscal year.

Year ended March 31, 2016	Unit: millions of yen

Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Branches	3 items	Land and buildings, etc.	45
	Idle assets	26 items		2,265
	Others	1 item		0
Kinki area	Branches	14 items	Land and buildings, etc.	649
	Corporate assets	1 item		349
	Idle assets	24 items		628
Other	Branches	1 item	Land and buildings, etc.	6
	Idle assets	11 items		416
	Others	4 items		0

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At the Company and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

The carrying amounts of idle assets at SMBC are reduced to their recoverable amounts, and the decreased amounts are included “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable. And the carrying amounts of branches, corporate assets and idle assets at other consolidated subsidiaries are reduced in the same method as at SMBC.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

<Notes to Consolidated Statement of Changes in Net Assets>

1.	Amounts less than one million yen have been rounded down.
2.	Type and number of shares issued and treasury stock

Year ended March 31, 2016	Unit: number of shares

	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end	Remarks
Shares issued
Common stock	1,414,055,625	—	—	1,414,055,625
Total	1,414,055,625	—	—	1,414,055,625
Treasury stock
Common stock	46,814,201	39,113	22,432	46,830,882	(Notes 1, 2)
Total	46,814,201	39,113	22,432	46,830,882

    (Notes)

1.	Increase of 39,113 shares in the number of treasury common stock was due to purchases of fractional shares.
2.	Decrease of 22,432 shares in the number of treasury common stock was due to sales of fractional shares and exercise of stock options.

3.	Information on stock acquisition rights

March 31, 2016

	Detail of stock acquisition rights	Type of shares	Number of shares				Balance as of the fiscal year-end (millions of yen)	Remarks
			Beginning of the fiscal year	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year-end
The Company	Stock acquisition rights as stock options	—					2,635
Consolidated subsidiaries	—	—					249
Total							2,884

4.	Information on dividends:
(1)	Dividends paid in the fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 26, 2015	Common stock	112,804	80	March 31, 2015	June 26, 2015
Meeting of the Board of Directors held on November 12, 2015	Common stock	105,753	75	September 30, 2015	December 3, 2015

(2)	Dividends to be paid in the next fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Source of dividends	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2016	Common stock	105,753	Retained earnings	75	March 31, 2016	June 29, 2016

<Notes to Financial Instruments>

1. Status of financial instruments

(1)	Policies on financial instruments

The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept. and the International Treasury Dept. of the Treasury Unit, while derivative transactions for trading purposes are undertaken by the Trading Dept. of the Treasury Unit (in Asia and Oceania regions, the Asia and Oceania Treasury Dept. is responsible for derivative transactions for both ALM and trading purposes).

(2)	Details of financial instruments and associated risks
1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for both trading and ALM purposes, and certain bonds are held as held-to-maturity securities. Stocks are held mainly for strategic purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in <Notes to Significant Accounting Policies for Preparing Consolidated Financial Statements>, 3. Accounting policies, (16) Hedge accounting.

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Regulations on Risk Management.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the basic policy. The Corporate Risk Management Dept., which, together with the Corporate Planning Dept., controls risk management across the Group monitors the development and implementation of each Group company’s risk management system, and gives appropriate guidance as needed. Under this framework, the Company comprehensively and systematically manages risks on a Group basis.

1)	Management of credit risk

The Company has established fundamental principles on credit risk management to thoroughly manage the credit risk of the entire Group. Each group company conducts integrated management of credit risk according to its operational characteristics, and the credit risk inherent in the entire portfolio as well as the risk in individual credits are managed quantitatively and continuously.

a. Credit risk management system

At SMBC, the Company’s major consolidated subsidiary, basic policies on credit risk management and other significant matters require the resolution of Management Committee and the approval of Board of Directors.

The Credit & Investment Planning Dept. of the Risk Management Unit is responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also controls SMBC’s total credit risk by quantifying credit risk (i.e. calculating risk capital and risk-weighted assets) in cooperation with the Corporate Risk Management Dept. The department also monitors risk situations and regularly reports to the Management Committee and the Board of Directors.

Moreover, the Credit Portfolio Management Dept. within the Credit & Investment Planning Dept. works to stabilize SMBC’s overall credit portfolio through selling credit derivatives and loan claims.

The Credit Departments of Wholesale Banking Unit, Retail Banking Unit and other business units play a central role in credit screening and managing their units’ credit portfolios. In the Wholesale Banking Unit, the Credit Administration Dept. is responsible for formulating and implementing measures to reduce SMBC’s exposures mainly to borrowers classified as potentially bankrupt or lower. Each business unit establishes its credit limits based on the baseline amounts for each borrower’s grading category. Borrowers or loans perceived to have high credit risk undergo intensive evaluation and administration by the unit’s Credit Department. The Corporate Research Dept. analyzes industries as well as investigates individual borrowers’ business situations to detect early signs of problems.

Moreover, the Credit Risk Management Committee, a consultative body straddling the business units, rounds out SMBC’s oversight system for undertaking flexible and efficient control of credit risk and ensuring the overall soundness of SMBC’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, grading accuracy, self-assessment, and appropriateness of the credit risk management system, and reports the results directly to the Board of Directors and the Management Committee.

b. Method of credit risk management

SMBC properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

- Appropriate risk-taking within the scope of capital

To keep credit risk exposure to a permissible level relative to capital, SMBC sets credit risk capital limit for internal control purposes. Under these limits, separate guidelines are issued for each business unit and marketing unit. SMBC regularly monitors compliance with these guidelines.

- Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair a bank’s capital significantly, SMBC implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, SMBC also has credit limit guidelines based on each country’s creditworthiness.

- Greater understanding of actual corporate conditions and balancing returns and risks

SMBC runs credit operations on the basic principle of thoroughly understanding actual corporate conditions and gaining profit commensurate with the level of credit risk entailed, and makes every effort to improve profit at after-cost (credit cost, capital cost and overhead) level.

-	Reduction and prevention of non-performing loans

For non-performing loans and potential non-performing loans, SMBC carries out loan reviews to clarify credit policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

In regards to financial instruments such as investments in certain funds, securitized products and credit derivatives that indirectly retain risks related to assets such as corporate bonds and loan claims (underlying assets), such instruments entail market and liquidity risks in addition to credit risk, since such instruments are traded on the market. Credit risk management for these instruments involving detailed analysis and evaluation of characteristics of underlying assets is performed while market risk is comprehensively managed within the framework for managing market and liquidity risks. Moreover, guidelines have been established based on the characteristics of each type of risk to appropriately manage risks of incurring losses.

In regards to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with whom SMBC frequently conducts derivative transactions, measures such as a close-out netting provision, which provide that offsetting credit exposures between the 2 parties will be combined into a single net payment from 1 party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

a. Market and liquidity risk management systems

At SMBC, important matters such as basic policies for managing market and liquidity risks and risk management framework are determined by the Management Committee and then approved by the Board of Directors.

The aforementioned Corporate Risk Management Dept., which is independent of the business units that directly handle business transactions and manages market and liquidity risks in an integrated manner. The department also monitors market and liquidity risk situations and regularly reports to the Management Committee and the Board of Directors.

Furthermore, its cross-departmental “ALM Committee” reports on the state of observance of SMBC’s market and liquidity risk capital limits, and deliberates on administration of ALM policies. It also has a system whereby front-office departments, middle-office departments and back-office departments check each other’s work in order to prevent clerical errors, unauthorized transactions, etc.

In addition, its Internal Audit Unit, which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee, the Board of Directors and other concerned committees and departments.

b. Market and liquidity risk management methodology

-	Market risk management

SMBC manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

SMBC uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects of such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), SMBC calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1% based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, SMBC calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, SMBC manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

-	Quantitative information on market risks

As of March 31, 2016, total VaR of SMBC and its major consolidated subsidiaries was 34.0 billion yen for the banking activities, 11.0 billion yen for the trading activities and 1,387.6 billion yen for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

-	Liquidity risk management

At SMBC, funding liquidity risk is managed based on a framework consisting of setting funding gap limits, establishing contingency plans, and maintaining a system of highly liquid supplementary funding sources. A funding gap is the amount of funds needed in the future to cover duration mismatch between required investments and funding resources. SMBC tries to avoid excessive reliance on short-term funds by managing funding gap limits and has established a contingency plan covering emergency action plans such as reducing funding gap limits. In addition, to ensure smooth fulfillment of transactions in face of market turmoil, it holds assets such as U.S. treasuries that can be sold immediately and emergency committed lines as supplemental liquidity.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., SMBC has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments are based on their market prices and, in cases where market prices are not available, on reasonably calculated prices. These prices have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2. Fair Value of Financial Instruments

(1)

“Consolidated balance sheet amount,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2016 are as follows. The amounts shown in the following table do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

March 31, 2016	Unit: millions of yen

	Consolidated balance sheet amount		Fair value		Net unrealized gains (losses)
1) Cash and due from banks (Note 1)	42,776,432		42,783,707		7,274
2) Call loans and bills bought (Note 1)	1,290,196		1,291,525		1,329
3) Receivables under resale agreements	494,949		494,867		(82)
4) Receivables under securities borrowing transactions (Note 1)	7,972,679		7,973,016		337
5) Monetary claims bought (Note 1)	4,345,143		4,354,958		9,814
6) Trading assets
Securities classified as trading purposes	3,634,054		3,634,054		—
7) Money held in trust	5,163		5,163		—
8) Securities
Bonds classified as held-to-maturity	2,267,598		2,284,166		16,568
Other securities	21,980,120		21,980,120		—
9) Loans and bills discounted	75,066,080
Reserve for possible loan losses (Note 1)	(415,728)
	74,650,351		76,996,975		2,346,623
10) Foreign exchanges (Note 1)	1,574,079		1,576,439		2,359
11) Lease receivables and investment assets (Note 1)	1,977,899		2,081,232		103,333
Total assets	162,968,668		165,456,227		2,487,558
1) Deposits	110,668,828		110,672,780		3,951
2) Negotiable certificates of deposit	14,250,434		14,258,203		7,769
3) Call money and bills sold	1,220,455		1,220,455		(0)
4) Payables under repurchase agreements	1,761,822		1,761,822		—
5) Payables under securities lending transactions	5,309,003		5,309,003		—
6) Commercial paper	3,017,404		3,017,372		(32)
7) Trading liabilities
Trading securities sold for short sales	2,197,673		2,197,673		—
8) Borrowed money	8,571,227		8,635,608		64,380
9) Foreign exchanges	1,083,450		1,083,450		—
10) Short-term bonds	1,271,300		1,271,295		(4)
11) Bonds	7,006,357		7,258,216		251,858
12) Due to trust account	944,542		944,542		—
Total liabilities	157,302,500		157,630,423		327,923
Derivative transactions (Note 2)
Hedge accounting not applied	492,569		492,569		—
Hedge accounting applied	[207,696	]	[207,696	]	—
Total	284,872		284,872		—

(Notes)	1.

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges,” and “Lease receivables and investment assets” are deducted directly from “Consolidated balance sheet amount” since they are immaterial.

2.

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

(2)	Fair value calculation methodology for financial instruments

Assets

1) Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges and 11) Lease receivables and investment assets:

Of these transactions, for dues from banks without maturity and overdrafts with no specified repayment dates, the book values are used as fair value as they are considered to approximate their fair value.

For short-term transactions with remaining maturity not exceeding 6 months, in principle, the book values are used as fair value as they are considered to approximate their fair value.

The fair value of those with a remaining maturity of more than 6 months is, in principle, the present value of future cash flows (calculated by discounting estimated future cash flows, taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprising of a risk-free interest rate and an adjustment). Certain consolidated subsidiaries of the Company calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ balance sheet amounts minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

5) Monetary claims bought:

The fair values of monetary claims bought, such as subordinated trust beneficiary interests related to securitized housing loans, are based on the assessed value of underlying housing loans securitized through the trust scheme minus the assessed value of senior beneficial interests, etc. The fair values of other transactions are, in principle, based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6) Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price at the end of the fiscal year.

7) Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8) Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during 1 month before the end of the fiscal year. The fair values of bonds and securities with market prices other than stocks are prices calculated based on their market prices as of the end of the fiscal year.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private placement bonds, are based on the present value of future cash flows calculated by discounting estimated future cash flows taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate and an adjustment.

However, the fair values of bonds, such as private placement bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1) Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values. The fair values of short-term transactions with remaining maturity not exceeding 6 months are also based on their book values, as their book values are regarded to approximate their market values.

The fair values of transactions with a remaining maturity of more than 6 months are, in principle, based on the present value of estimated future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining maturity.

3) Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) Commercial paper, 8) Borrowed money, 10) Short-term bond and 11) Bonds:

The fair values of short-term transactions with remaining maturity not exceeding 6 months are based on their book values, as their book values are considered to approximate their fair values. For transactions with a remaining maturity of more than 6 months, their fair values are, in principle, based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity. The fair values of bonds are based on the present value of future cash flows calculated using the rate derived from the data on the yields of benchmark bonds and publicly-offered subordinated bonds published by securities firms.

7) Trading liabilities:

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the fiscal year.

9) Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on their prices calculated based on the present value of the future cash flows, option valuation models, etc. The fair values of commodity derivatives transactions are based on their prices calculated based on the derivative instrument’s components, including price and contract term.

(3)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows.

Unit:  millions  of  yen

Item	As of March 31, 2016
Monetary claims bought
Monetary claims bought without market prices (Note 1)	2,460
Securities
Unlisted stocks, etc. (Note 2)	157,382
Investments in partnerships, etc. (Note 3)	248,921
Total	408,764

(Notes)	1.	Beneficiary claims on loan trusts (a) that behave more like equity than debt, (b) that do not have market prices, and (c) for which it is difficult to rationally estimate their fair values.
	2.	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.
	3.

They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which the Company records net changes in their balance sheets and statements of income.

<Notes to Per Share Data>

Net assets per share:	6,519.60 yen
Earnings per share:	472.99 yen

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies for Non-Consolidated Financial Statements>

1.	Standards for recognition and measurement of securities

Investments in subsidiaries and affiliates: Carried at cost using the moving-average method

2.	Depreciation
(1)	Tangible fixed assets

Declining balance method (However, buildings are depreciated on the straight-line method.)

(2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company is depreciated using the straight-line method over its estimated useful life (basically 5 years).

3.	Accounting method for deferred assets

Bond issuance cost is expensed in full amount at the time of expenditure.

4.	Translation of foreign-currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated into Japanese yen mainly at the exchange rate prevailing at the balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

5.	Accounting standards for reserves
(1)	Reserve for employee bonuses

Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(2)	Reserve for executive bonuses

Reserve for executive bonuses is provided for payment of bonuses to executives (including executive officers, hereinafter the same), in the amount of estimated bonuses, which are attributable to the fiscal year.

6.	Consumption taxes

National and local consumption taxes are accounted for using the tax-excluded method.

<Notes to Non-Consolidated Balance Sheet>

1.	Amounts less than one million yen have been rounded down.
2.	Accumulated depreciation on tangible fixed assets: 20 million yen
3.	Subordinated loans

Long-term loans receivable from subsidiaries and affiliates include subordinated loans of 956,085 million yen.

4.	Subordinated bonds

Bonds include subordinated bonds of 1,173,785 million yen.

5.	Subordinated borrowings

Long-term borrowings here refer to subordinated borrowings.

6.	Guarantee liabilities

The Company is offering guarantees in the amount of 224,015 million yen to the Deposit Protection Fund of the Association of German Banks, in regard to customer withdrawals of deposits at SMBC’s Dusseldorf Branch.

7.	Short-term monetary claims to affiliates:	513,794 million yen
	Long-term monetary claims to affiliates:	1,406,565 million yen
	Short-term monetary debts to affiliates:	1,230,154 million yen
	Long-term monetary debts to affiliates:	266,700 million yen

<Notes to Non-Consolidated Statement of Income>

1.	Amounts less than one million yen have been rounded down.
2.	Related party transactions

Operating income:	577,845 million yen
Operating expenses:	12,314 million yen
Transactions other than operating transactions:	9,771 million yen

<Notes to Non-Consolidated Statement of Changes in Net Assets>

1.	Amounts less than one million yen have been rounded down.
2.	Type and number of treasury stock:

Year ended March 31, 2016	Unit: number of shares

	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end	Remarks
Treasury stock
Common stock	3,993,337	39,113	22,432	4,010,018	(Notes 1, 2)
Total	3,993,337	39,113	22,432	4,010,018

(Notes)

1.	The increase of 39,113 shares in the number of treasury common stock was due to purchases of fractional shares.
2.	The decrease of 22,432 shares in the number of treasury common stock was due to sales of fractional shares and exercise of stock options.

<Notes to Tax Effect Accounting>

Breakdown of major factors leading to the occurrence of deferred tax assets

Millions of yen

Deferred tax assets

Shares of subsidiaries	940,857

Others	41,865

Subtotal deferred tax assets	982,722

Valuation allowance	(982,722)

Total deferred tax assets	–

Net amount of deferred tax assets	–

<Notes to Per Share Information>
Net assets per share:	3,737.67 yen
Earnings per share:	373.95 yen